# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ECD Automotive Design, Inc., CIK 0001922858
CUSIP: 27877D302
Title of class of securities: Common Stock, Par Value 0.0001 Per Share
Address of issuer's principal executive offices: 4390 Industrial Lane, Kissimmee, Florida (FL), 34758
Date of event which requires filing of this statement: 03/11/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001947975
Persons authorized to receive notices and communications: Chaya Nourafchan, ATW Partners Opportunities Management, 1 Pennsylvania Plaza, Suite 4810, New York, New York (NY), 10119, 646-975-5542

## Reporting persons
- ATW Partners Opportunities Management, LLC (CIK 0001947975): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 207,008,547; sole dispositive power 0; shared dispositive power 207,008,547; aggregate amount beneficially owned 207,008,547 (100% of the class)
- Defender SPV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 207,008,547; sole dispositive power 0; shared dispositive power 207,008,547; aggregate amount beneficially owned 207,008,547 (100% of the class)
- ATW OPPORTUNITIES MASTER FUND II, LP (CIK 0001893116): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 207,008,547; sole dispositive power 0; shared dispositive power 207,008,547; aggregate amount beneficially owned 207,008,547 (100% of the class)
- Kerry Propper (CIK 0001282327): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 207,008,547; sole dispositive power 0; shared dispositive power 207,008,547; aggregate amount beneficially owned 207,008,547 (100% of the class)
- Antonio Ruiz-Gimenez: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 207,008,547; sole dispositive power 0; shared dispositive power 207,008,547; aggregate amount beneficially owned 207,008,547 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value 0.0001 Per Share
Name of issuer: ECD Automotive Design, Inc.
Address of issuer's principal executive offices: 4390 Industrial Lane, Kissimmee, Florida (FL), 34758
Comment: The securities to which this Schedule 13D (the "Schedule") relates are shares of common stock, par value US$0.0001 per share (the "Common Stock"), of ECD Automotive Design, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4390 Industrial Lane, Kissimmee, Florida 34758.

## Item 2. Identity and Background
Name of person filing: This Schedule is filed by: (i) ATW Partners Opportunities Management, LLC, a Delaware limited liability company (the "Investment Manager"); (ii) ATW Opportunities Master Fund II, L.P., a Delaware limited partnership (the "Fund"); (iii) Defender SPV LLC, a Delaware limited liability company ("Defender SPV"); (iv) Kerry Propper; and (v) Antonio Ruiz-Gimenez. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is a party to the Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. The Reporting Persons previously reported beneficial ownership of the Common Stock on Schedule 13G. This Schedule is being filed in lieu of such Schedule 13G as a result of the Reporting Persons no longer being eligible to report beneficial ownership on Schedule 13G.
Residence or business address: The address of the principal office of each of the Reporting Persons is 1 Pennsylvania Plaza, Suite 4810, New York, New York 10119.
Present principal occupation or employment: The principal business of the Fund is investing in securities. The principal business of the Investment Manager is serving as the investment manager with respect to the Fund and other pooled investment vehicles. The principal business of Defender SPV is serving as a holding company for investments. The principal occupation of Mr. Propper and Mr. Ruiz-Gimenez is serving as the control persons to the Investment Manager.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock reported herein were acquired in connection with (a) an exchange transaction, effective March 11, 2026, pursuant to which 3,633 Series C Preferred Shares of the Issuer held by ATW Classic Equity LLC, a Delaware limited liability company ("ATW Classic") and a wholly owned holding company of Defender SPV, were exchanged for 207,008,547 shares of the Issuer's Common Stock, reflecting an exchange rate of $0.0176 per share of Common Stock and (b) a subsequent short-form merger of ATW Classic with the Issuer, pursuant to which (i) all common stock of the Issuer (other than treasury stock and common stock held by the Reporting Persons) were converted into the right to receive $0.0176 in cash, subject to appraisal rights, to be paid by Defender SPV from funds contributed by the Fund to Defender SPV, (ii) the remaining shares of common stock of the Issuer were cancelled without any payment therefor and ceased to exist and (iii) the membership interests of ATW Classic held by Defender SPV were converted into 207,008,547 shares of Common Stock and 15,223 shares of Series C Preferred Stock of Issuer. No additional consideration was paid in connection with the exchange or the conversion of membership interest of ATW Classic into Common Stock and preferred stock of the Issuer. The funds used to acquire the Common Stock and preferred stock were derived from the working capital of the Fund, consisting of capital contributions from its investors. For the sake of clarity, prior to the aforementioned exchange, the Fund contributed the membership interest of ATW Classic to Defender SPV and Defender SPV contributed 18,856 Series C Preferred Shares of the Issuer to ATW Classic. The other Reporting Persons may be deemed to beneficially own the securities reported herein by virtue of their respective relationships. No funds were borrowed by the Reporting Persons to fund the acquisition of the shares of the Issuer's Common Stock, although the Reporting Persons may borrow funds in the future and may pledge any or all of such shares as collateral against such borrowings.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the exchange transaction and the subsequent short-form merger, described in Item 3, was to preserve the Reporting Persons' value of their investment in the Issuer and increase the likelihood of recovering proceeds with respect to certain debt and preferred stock owned directly or indirectly by the Reporting Persons. In connection with the exchange transaction and the subsequent short-form merger, the Reporting Persons obtained beneficial ownership of 100% of the outstanding shares of the Issuer's Common Stock. As a result of this ownership position, the Reporting Persons intend to control the Issuer's management and intend to seek to cause the Issuer to terminate the registration of its securities under the Securities Exchange Act of 1934, as amended.

As the sole owner of the Issuer, the Reporting Persons reserve the right to restructure the business and management of the Issuer and its subsidiaries, from time to time, as the Reporting Persons determine, in their sole discretion, as necessary and/or appropriate, including, without limitation, by (i) changing the legal domicile of the Issuer and/or its subsidiaries, (ii) changing the size and identity of the Issuer's and/or its subsidiaries' board of directors (or other similar governing body), (iii) changing the size and identity of management of the Issuer and/or its subsidiaries, (iv) consummating one or more strategic transactions, including acquisitions, dispositions, mergers, and/or joint ventures (including, without limitation, transactions with one or more of the Reporting Persons and/or one or more affiliates thereof (or such other person or persons as the Reporting Persons select, in their sole discretion)), (v) liquidating, in whole or in part, the business and/or assets of the Issuer and/or its subsidiaries, (vi) consummating dividends and/or transfers of cash and/or assets of the Issuer and/or its subsidiaries to one or more of the Reporting Persons and/or one or more affiliates thereof (or such other person or persons as the Reporting Persons select, in their sole discretion), (vii) engaging in one or more other transactions with the Issuer and/or its subsidiaries. The Reporting Persons also expect to provide additional financing to the Issuer, from time to time, in one or more offerings, solely to the extent the Reporting Persons determine, in their sole discretion, such offerings are necessary and/or appropriate, which may include debt and/or equity financings with the Issuer and/or one or more subsidiaries and/or affiliates of the Issuer.

Additionally, each of the Reporting Persons may, at any time, (i) review or reconsider its position, change its purpose, or formulate plans or proposals with respect thereto, which may include, depending on any discussions or matters referenced above and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The foregoing lists of intentions, plans, strategies, negotiations, discussions, activities, and potential transactions under consideration are subject to termination, modification, or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The 207,008,547 shares of Common Stock reported herein represent the Common Stock owned directly by Defender SPV as of the filing date of this Agreement. These shares of Common Stock represent 100% of the outstanding shares of Common Stock of the Issuer. Defender SPV is wholly owned by the Fund. The Investment Manager serves as the investment manager to the Fund. Mr. Ruiz-Gimenez and Mr. Propper are the control persons of the Investment Manager. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Common Stock owned directly by Defender SPV. The Reporting Persons may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, and the filing of this statement shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group. For the sake of clarity, certain of the Reporting Persons also hold certain preferred stock and debt securities of the Issuer that are not convertible and/or exercisable into Common Stock at this time and are therefore not included in the beneficial ownership reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this statement for the number of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Exhibit A hereto sets forth the transactions in Common Stock effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock covered by this Schedule and held for their account. Except as disclosed in this Item 5, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Other than the joint filing agreement filed as Exhibit E to this Schedule, in connection with the matters described in Item 4, the Reporting Persons entered into a Contribution, Amendment, Exchange Agreement and Plan of Reorganization as included herein as Exhibit B and a Certificate of Ownership and Merger Merging ATW Classic Equity LLC into ECD Automotive Design, Inc. filed with the State of Delaware on March 12, 2026 as included herein as Exhibit C. As a result of such merger, (i) ATW Classic ceased to exist, (ii) all common stock of the Issuer (other than treasury stock and common stock held by the Reporting Persons) were converted into the right to receive $0.0176 in cash, subject to appraisal rights under Delaware General Corporation Law, (iii) the remaining shares of common stock of the Issuer were cancelled without any payment therefor and ceased to exist and (iv) the membership interests of ATW Classic held by Defender SPV were converted into 207,008,547 shares of Common Stock and 15,223 shares of Series C Preferred Stock of Issuer. Following the merger, it is anticipated that the Issuer will terminate its registration of securities under the Securities Exchange Act of 1934, as amended.

A list of certain additional agreements between the Reporting Persons and the Issuer is set forth in Exhibit D hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Schedule of Transactions; Exhibit B: Contribution, Amendment, Exchange Agreement and Plan of Reorganization Exchange Agreement; Exhibit C: Certificate of Ownership and Merger Merging ATW Classic Equity LLC into ECD Automotive Design, Inc.; Exhibit D: Disclosed Contracts; and Exhibit E: Joint Filing Agreement by and among ATW Partners Opportunities Management, LLC, ATW Opportunities Master Fund II, L.P., Defender SPV LLC, Kerry Propper, and Antonio Ruiz-Gimenez, dated March 12, 2026

## Signatures
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper / a Managing Member of its General Partner (03/12/2026)
- Defender SPV LLC: /s/ Kerry Propper, Kerry Propper / a Managing Member of its Manager (03/12/2026)
- ATW OPPORTUNITIES MASTER FUND II, LP: /s/ Kerry Propper, Kerry Propper / a Managing Member of its Manager (03/12/2026)
- Kerry Propper: /s/ Kerry Propper, Kerry Propper (03/12/2026)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Antonio Ruiz-Gimenez (03/12/2026)